SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




            RYANAIR ANNOUNCES 17th ROUTE FROM SHANNON TO MALAGA

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 13th September 2005) announced a new route from its Shannon base to Malaga that will start twice weekly from 2nd November 2005 and will generate an additional 20,000 passengers per annum for Shannon airport.

Announcing this further expansion at Shannon Airport today, Ryanair's CEO Michael O'Leary, said:

        "Today's new route to Malaga means year round low fare access to the south of Spain for the people of the mid-west and brings the total number of destinations served by Ryanair at Shannon to 17, following the recent addition of Bristol and Nantes.

        "The partnership between Shannon Airport Authority and Ryanair, based on low fares and rapid traffic growth has been an outstanding success and has been a major driver of business and tourism in the West of Ireland. "To celebrate we are offering 2,000 FREE* seats on our Shannon - Malaga route available today on www.ryanair.com. This route will prove very popular and passengers are advised to book their seats immediately as demand will be very strong."

In welcoming the Ryanair announcement, Martin Moroney, Director of Shannon International Airport, said:

        "We are delighted that Ryanair is announcing further growth at Shannon just two months after their previous route announcements. The low cost model has delivered record growth for Shannon airport and secured Shannon's strategic position as the international gateway of choice for low fare access to the West of Ireland".

* excluding taxes and charges

Note to Editors:

Ryanair's New Shannon - Malaga Flights will commence on 2nd November 2005 - operating twice weekly (Wednesday's and Saturday's).

Ends.                         Tuesday, 13th September 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980300

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 September, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director